IFAN Financial, Inc.

5694 Mission Center Road, Suite 602-660,

San Diego, CA, 92108-4312

Phone: (619) 537-9998

Raj Rajan

Senior Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

IFAN Financial, Inc.

Form 8-K

Filed October 6, 2014

File No. 001-36122

         October 9, 2014

Dear Mr. Rajan,

This letter sets forth the response of IFAN Financial Inc., (“IFAN” or the “Company”) to the Staff’s comment letter dated October 8, 2014.  Further, we have filed an Amendment No. 1 Form 8-K/A to address the comments as referenced in our responses below.

Form 8-K Filed on October 6, 2014

 1. We note your acquisition of Mobicash America, Inc. In a merger accounted for as a reverse acquisition, a change in accountants usually occurs unless the same accountant has audited the historical financial statements of both the issuer and the operating company. The accountant who will no longer be associated with the combined entity is considered to be the predecessor accountant. We note that two accountants are involved in this transaction: Kyle L. Tingle, CPA, LLC and Anton & Chia LLP. Please amend this Form 8-K to include Item 4.01 and to report the change in accountants that includes all disclosures required by Item 304 of Regulation S-K.

Response: The Company has added Item 4.01 to its’ amended Form 8-K/A, as well as the Exhibit 16.01 Auditor Response Letter from Anton & Chia LLP, that includes all disclosures required by Item 304 of Regulation S-K.

In connection with the Company’s responding to the comments set forth in the October 8, 2014, letter, the Company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IFAN Financial, Inc.

/s/J. Christopher Mizer

Name: J. Christopher Mizer

Title: Chief Executive Officer, Director